Exhibit F

EXECUTION VERSION

SPONSORS AGREEMENT

This Sponsors Agreement (this “Agreement”) is made as of May 1, 2012, by and between Golden Gate Private Equity, Inc. and its affiliated investment funds ( “Golden Gate”); and Blum Capital Partners, L.P. and its affiliated investment funds (“Blum”, and collectively with Golden Gate, the “Sponsors”). Capitalized terms used but not defined herein shall have the meanings given thereto in the Merger Agreement (as defined below) unless otherwise specified.

RECITALS

1. On the date hereof, WBG-PSS Holdings LLC, a Delaware limited liability company (“Parent”), and WBG-PSS Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Parent, Merger Sub, Wolverine World Wide, Inc., a Delaware corporation (“Wolverine”), and Collective Brands, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company becoming the surviving entity and a wholly-owned subsidiary of Parent.

2. On the date hereof, Parent is entering into a separation agreement (the “Carveout Transaction Agreement”) with Wolverine pursuant to which, upon the terms and subject to the conditions set forth therein, simultaneously with the closing under the Merger Agreement (the “Closing”), Parent will transfer or cause to be transferred to Wolverine all of the equity interests, assets and liabilities comprising the Collective Brands, Inc. Performance + Lifestyle Group business (the “PLG Business”) such that following the Closing Parent will hold the Payless ShoeSource and Collective Licensing International business of Collective Brands, Inc. (the “PSS Business”).

3. On the date hereof, Blum, Golden Gate and Wolverine are entering into that certain Interim Agreement (the “Interim Agreement”) which provides for the terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among Wolverine, Blum and Golden Gate in respect of their ownership of Parent.

4. Immediately following the Closing, all of the outstanding equity of Parent will be held by Blum and Golden Gate, and Blum and Golden Gate desire to provide for certain terms and conditions that will govern the relationship between them, as more particularly set forth in this Agreement.

Therefore, the parties hereto hereby agree as follows:

1.	AGREEMENTS BETWEEN THE SPONSORS.

1.1. Pre-Closing Decisions.

1.1.1. Any decision under the Interim Agreement that requires the consent of each of Blum and Golden Gate in its sole discretion (i.e., the decisions referred to in

Section 1.1.1 of the Interim Agreement) will require the consent of each Sponsor, in its sole discretion. For avoidance of doubt, any decision to increase the merger consideration payable per share under the Merger Agreement will require the consent of each Sponsor, in its sole discretion.

1.1.2. The determination as to whether there has occurred a Company Material Adverse Effect under clause (2) of the definition thereof may be made by either Sponsor in its sole discretion; provided that if one (and only one) Sponsor determines that such a Company Material Adverse Effect has occurred and solely as a consequence thereof the Closing is not consummated but a court of competent jurisdiction finally determines that such a Company Material Adverse Effect had not occurred and Parent and Merger Sub are required to pay the Parent Termination Fee and other amounts pursuant to Section 8.5(e) of the Merger Agreement, then the Sponsor that made such determination shall be responsible for 100% of such amounts required to be paid by Parent and Merger Sub (it being agreed that if both Sponsors make such determination and solely as a consequence thereof the Closing is not consummated but a court of competent jurisdiction finally determines that such a Company Material Adverse Effect had not occurred and Parent and Merger Sub are required to pay the Parent Termination Fee and other amounts pursuant to Section 8.5(e) of the Merger Agreement, then each Sponsor shall be responsible for 50% of such amounts required to be paid by Parent and Merger Sub).

1.1.3. Any determination to waive the non-satisfaction of the condition set forth in Section 7.2(c) (regarding the occurrence of a Company Material Adverse Effect under clause (2) of the definition thereof) shall be made upon the unanimous agreement of the Sponsors.

1.1.4. The decision to cause Parent or Merger Sub to act (or to fail to act) that does not require the consent of Wolverine under the terms of the Interim Agreement, will be made upon the unanimous consent of the Sponsors.

1.1.5. Notwithstanding any provision of this Agreement to the contrary, from and after the time a Sponsor becomes a Failing Sponsor (as defined below), the approval or consent of such Failing Sponsor shall not be required for any purposes under this Agreement.

1.2. Shareholders Agreement; Certain Fees. Each Sponsor, concurrently with the Closing, shall enter into one or more definitive agreements with respect to the matters set forth on Exhibit A hereto; provided, that such definitive agreements shall be consistent with Exhibit A or, if inconsistent with Exhibit A, shall be approved by the unanimous consent of the Sponsors. In addition, management companies affiliated with each Sponsor (or its affiliates) will enter into an agreement with the Surviving Corporation at Closing providing for the payment, in amounts and on terms determined by the Sponsors (consistent with the terms set forth on Exhibit B), of transaction fees and a periodic management fee, each such fee to be allocated as provided on Exhibit B, in consideration of services to be provided to Parent in connection with the transactions contemplated by the Merger Agreement and thereafter.

1.3. Termination Fee. After adequate provision is made therefrom for the payment or reimbursement of all fees and expenses incurred by the Sponsors in connection with the transactions contemplated by the Merger Agreement and the Carveout Transaction Agreement, including the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that have been retained by any of the Sponsors and any financing fees and expenses (“Expenses”), the remaining amount of any Termination Fee paid by the Company or any of its affiliates pursuant to the Merger Agreement or otherwise and to which the Sponsors are entitled pursuant to Section 1.4 of the Interim Agreement shall be shared equally by the Sponsors.

1.4. Parent Termination Fee.

1.4.1. The portion of the Parent Termination Fee required to be paid by the Sponsors pursuant to Section 1.5.2 of the Interim Agreement (such portion, the “Parent Termination Fee Amount”) shall be funded as follows:

(i) in the case where the failure of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in the circumstances described in Section 8.3(b) or 8.3(c) of the Merger Agreement results from the failure by Blum to perform (or to demonstrate that it is ready, willing and able to perform), as and when required, its obligations under that certain equity commitment letter of Blum dated as of the date hereof (the “Blum Commitment Letter”) and, but for the occurrence of such failure to perform by Blum (or to demonstrate that it is ready, willing and able to perform) as and when required, Golden Gate is and has demonstrated that it is ready, willing and able to perform its obligations, as and when required, under that certain commitment letter of Golden Gate dated as of the date hereof (the “Golden Gate Commitment Letter”; and, together with the Blum Commitment Letter, the “Commitment Letters”), then the Parent Termination Fee Amount shall be funded 100% by Blum;

(ii) in the case where the failure of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in the circumstances described in Section 8.3(b) or 8.3(c) of the Merger Agreement results from the failure by Golden Gate to perform (or to demonstrate that it is ready, willing and able to perform), as and when required, its obligations under the Golden Gate Commitment Letter and, but for the occurrence of such failure to perform by Golden Gate (or to demonstrate that it is ready, willing and able to perform) as and when required, Blum is and has demonstrated that it is ready, willing and able to perform its obligations, as and when required, under the Blum Commitment Letter, then the Parent Termination Fee Amount shall be funded 100% by Golden Gate; and

(iii) in the case where the failure of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in the circumstances described in Section 8.3(b) or 8.3(c) of the Merger Agreement results from the failure to fund of the debt financing contemplated by that certain debt commitment letter dated as of the date hereof (the “ABL Commitment Letter”) (and no alternative financing source is, and demonstrates that it is, ready, willing and able to fund the debt contemplated by the ABL Commitment Letter) and (x) except for the occurrence of such failure, each of Blum and Golden Gate is, and demonstrates that it is, ready, willing and able to perform its obligations under the Blum Commitment Letter and the Golden Gate Commitment Letter, respectively, or (y) neither Blum nor Golden Gate is ready, willing and able (and neither Blum nor Golden Gate demonstrates that it is ready, willing and able) to fund 50% of the amount of such debt financing contemplated by the ABL Commitment Letter to be funded at the Closing, then the Parent Termination Fee Amount shall be funded 50% by Blum and 50% by Golden Gate; provided, that if either Blum or Golden Gate (but not both) is ready, willing and able (and demonstrates that it is ready, willing and able) to fund 50% of the amount of the debt financing contemplated by the ABL Commitment Letter to be funded at the Closing, then (x) the Parent Termination Fee Amount shall be funded 100% by the Sponsor that was not ready, willing and able (and did not demonstrate that it was ready, willing and able) to fund 50% of the amount of the debt financing contemplated by the ABL Commitment Letter to be funded at the Closing and, further, (y) the Sponsor that is ready, willing and able (and demonstrates that it is ready, willing and able) to fund 50% of the amount of the debt financing contemplated by the ABL Commitment Letter to be funded at the Closing, may elect in its sole discretion to fund (or cause to be funded by obtaining an alternative financing source therefor) 100% of the amount of the debt financing contemplated by the ABL Commitment Letter to be funded at the Closing, and shall have the right to declare that the other Sponsor shall be a “Failing Sponsor” for all purposes under this Agreement. A Sponsor shall have a reasonable period of time to demonstrate that it is “ready, willing and able” to provide the funding referred to in this clause (iii); provided that under no circumstances will such period of time necessitate, extend the period of time for, or otherwise result in any delay of the Closing under the Merger Agreement or any breach by Parent or Merger Sub of their obligations under the Merger Agreement.

1.4.2. The portion of the Parent Termination Fee required to be paid by the Sponsors pursuant to Section 1.5.3 of the Interim Agreement shall be funded 50% by Blum and 50% by Golden Gate.

1.4.3. The portion of Company Expenses required to be paid by the Sponsors pursuant to Section 1.5.4 of the Interim Agreement shall be funded (i) 50% by Blum and 50% by Golden Gate if both Sponsors have determined that there has occurred a Company Material Adverse Effect under clause (2) of the definition thereof, (ii) 100% by Blum if Blum (and only Blum and not Golden Gate) has determined that there has occurred a Company Material Adverse Effect under clause (2) of the definition thereof and (iii) 100% by Golden Gate if Golden Gate (and only Golden Gate and not Blum) has determined that there has occurred a Company Material Adverse Effect under clause (2) of the definition thereof.

1.5. Expense Sharing. Except as otherwise provided in Section 1.3 of this Agreement or Section 1.6 of the Interim Agreement, each of Blum and Golden Gate will pay 50% of the aggregate amount of Expenses; provided, that in the event each of the Merger and the Carveout Transaction is consummated, then the Surviving Corporation will pay all such Expenses.

1.6. Exchange Fund. Each Sponsor will be entitled to receive 50% of the amount (if any) to which the Sponsors are entitled under Section 1.3.5 of the Interim Agreement and each Sponsor will be responsible for 50% of the amount for which the Sponsors are responsible under Section 1.3.6 of the Interim Agreement.

1.7. Equity Commitments.

1.7.1. After the Effective Time, transfers by the Sponsors of their equity interests in Parent will be restricted under the terms of the definitive agreements to be entered into at the Closing as described on Exhibit A attached hereto.

1.7.2. To the extent that it will be possible to consummate the Merger with the Sponsors contributing less than the full amount of the equity with respect to which each such Sponsor has made a commitment, then the amount of each Sponsor’s equity commitment will be reduced in equal amounts (on a dollar-for-dollar basis in the aggregate for both Sponsors).

1.7.3. In the event that (a) a Sponsor (the “Closing Sponsor”) delivers an irrevocable notice (which notice may be terminable by such Sponsor only at such time as the Sponsor's Commitment Letter terminates in accordance with the terms thereof) as provided in Section 2.12 hereof confirming (i) such Sponsor's determination that the conditions set forth in Article VII of the Merger Agreement to the obligations of Parent and Merger Sub to consummate the transactions contemplated thereby have been satisfied (or waived in accordance with the provisions of the Merger Agreement, this Agreement and the Interim Agreement), (ii) that such Sponsor is ready, willing and able to fund its equity commitment set forth in its Commitment Letter (as the same may be reduced pursuant to Section 1.7.2 hereof), and (iii) that Parent and the other Sponsor shall be entitled to rely on such notice and (b) the other Sponsor fails to fund its equity commitment as and when required under such Sponsor’s Commitment Letter or fails to demonstrate that it is ready, willing and able to fund such Sponsor’s equity commitment as set forth in its Commitment Letter (such Sponsor, a “Failing Sponsor”), then the Closing Sponsor shall have the right, in its sole election, (x) to fund (or cause to be funded by obtaining an alternative financing source therefor), on behalf of such Failing Sponsor the amount of such Failing Sponsor’s equity commitment as set forth in its Commitment Letter and (y) to seek and obtain one or more alternative equity financing sources to fund the amount of such Failing Sponsor’s equity commitment as set forth in such Failing Sponsor’s Commitment Letter.

1.8. Confidentiality. No Sponsor will (without the consent of the other Sponsor) disclose to any third party any of the terms of this Agreement (or the existence hereof) or any other non-public information received by such Sponsor from the other Sponsor during the course of their discussions and negotiations of this Agreement, except as required by applicable law.

2.	MISCELLANEOUS.

2.1. Termination. This Agreement shall become effective on the date hereof and shall terminate upon the earliest of (i) the Closing pursuant to the Merger Agreement and (ii) the termination of the Merger Agreement; provided, however, that any liability for failure to comply with the terms of this Agreement shall survive any such termination. Notwithstanding the foregoing, Article 2, and Sections 1.3, 1.4, 1.5 and 1.8 of this Agreement shall survive indefinitely following the termination of this Agreement.

2.2. Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by each of the Sponsors.

2.3. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with applicable law. The provisions hereof are severable, and any provision hereof being held invalid or unenforceable shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

2.4. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that the Sponsors may be partnerships or limited liability companies, by its acceptance of the benefits of this Agreement, each Sponsor acknowledges and agrees that no Person other than the Sponsors has any obligations hereunder and that no Sponsor has any right of recovery under this Agreement or in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Sponsors or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (collectively, each a “Non-Recourse Party”), through Parent, Merger Sub, the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent, Merger Sub or the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Nothing set forth in this Agreement shall confer or give or shall be construed to confer or give to any Person other than the parties hereto (including any Person acting in a representative capacity) any rights or remedies against any Person other than as expressly set forth herein.

2.5. Governing Law; Consent to Jurisdiction. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The Sponsors hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the Sponsors hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. The Sponsors hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in this Section 2.5 or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

2.6. WAIVER OF JURY TRIAL. EACH SPONSOR ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PERSON HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH SPONSOR CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY TO THIS AGREEMENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PERSON UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PERSON MAKES THIS WAIVER VOLUNTARILY AND (d) SUCH PERSON HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.6.

2.7. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

2.8. Other Agreements. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

2.9. Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties, except that this Agreement may be assigned by any party to one or more of its affiliates; provided, however, that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 2.9 shall be null and void.

2.10. No Representations or Duty. (a) Each Sponsor specifically understands and agrees that no Sponsor has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Sponsor explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Sponsor specifically acknowledges, represents and warrants that it is not relying on any other party (i) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

(b) In making any determination contemplated by this Agreement, each Sponsor may make such determination in its sole and absolute discretion, taking into account only such Sponsor’s own views, self-interest, objectives and concerns, except as expressly provided herein. No Sponsor shall have any fiduciary or other duty to any other Sponsor except as expressly set forth in this Agreement.

2.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

2.12. Notices. All demands, notices, requests, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, messenger, telecopy or electronic mail at, or if duly deposited in the mails, by certified or registered mail, postage prepaid — return receipt requested, to each Party at the address set forth in the Commitment Letters, or any other address designated by such Sponsor to the other Sponsor.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

GOLDEN GATE PRIVATE EQUITY, INC.

By:	/s/ Sue Breedlove
Sue Breedlove
Authorized Signatory

BLUM CAPITAL PARTNERS, L.P.

By:	/s/ David Chung
David Chung
Partner